APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Serafini Releasing
Income Statement - unaudited

	Current Period	Prior Period
	31-Dec-19	31-Dec-18
REVENUES		
Sales	$ 210,000.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**210,000.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	**210,000.00**	**-**
OPERATING EXPENSES		
Advertising and Promotion		-
Bank Service Charges	-	-
Business Licenses and Permits	4,000.00	-
Computer and Internet	3,000.00	1,435.00
Depreciation	2,000.00	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	2,350.00	1,350.00
Miscellaneous Expense	2,350.00	2,061.00
Office Supplies	5,527.00	3,527.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	2,000.00	-
Occupancy	-	-
Rental Payments	9,600.00	-
Salaries	40,500.00	-
Payroll Taxes and Benefits	-	-
Travel	8,000.00	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	79,327.00	8,373.00

OPERATING PROFIT (LOSS)	130,673.00	(8,373.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 130,673.00	$ (8,373.00)

Serafini Releasing
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period		Prior Period
	31-Dec-19		**31-Dec-18**
ASSETS			
Current Assets:			
Cash	$ 18,700.00		$ 23,000.00
Petty Cash	-		-
Accounts Receivables	33,000.00		200,000.00
Inventory			
Development, Option and Rewrites	28,500.00		-
Employee Advances	-		-
Temporary Investments	-		-
Total Current Assets	80,200.00		223,000.00
Fixed Assets:			
Land	-		-
Buildings	-		-
Furniture and Equipment	8,000.00		8,000.00
Computer Equipment	4,000.00		4,000.00
Vehicles	-		-
Less: Accumulated Depreciation	-		-
Total Fixed Assets	12,000.00		12,000.00
Other Assets:			
Trademarks	-		-
Patents	-		-
Security Deposits	5,500.00		55,500.00
Other Assets	-		-
Total Other Assets	5,500.00		55,500.00
TOTAL ASSETS	$ 97,700.00		$ 290,500.00
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		$ -
Business Credit Cards	-		-
Sales Tax Payable	-		-
Payroll Liabilities	-		-
Other Liabilities	-		-

Current Portion of Long-Term Debt				-
Total Current Liabilities				-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		97,700.00		290,500.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		97,700.00		290,500.00
TOTAL LIABILITIES & EQUITY	$	97,700.00	$	290,500.00
Balance Sheet Check		-		-

I, Susanne Bohnet, certify that:

1. The financial statements of Serafini Releasing LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Serafini Releasing LLC included in this Form reflects accurately the information reported on the tax return for Serafini Releasing LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Susanne Bohnet

A5ABAD31539F4B0...

Name: Susanne Bohnet

Title: ceo